UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 January 2015
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N  E  W  S      R  E  L  E  A  S  E

22 January 2015

CRH notes the recent press speculation and confirms that it is in discussions with Lafarge and Holcim regarding the potential acquisition of certain assets being disposed of by Lafarge and Holcim in advance of their proposed merger.

While there can be no certainty that these discussions will result in a transaction, if an acquisition was to proceed, it is likely that it would be funded through a combination of existing cash balances, debt and an equity placing.

At this stage there can be no certainty that these discussions will lead to any transaction.

A further announcement will be made if and when appropriate.

Contact CRH at Dublin +353 1 404 1000

Maeve Carton Finance Director
Frank Heisterkamp Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE: +353.1.4041000 FAX: +353.1.4041007
E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

By:___/s/Maeve Carton___
M. Carton
Finance Director